BRIGHT MINDS ANNOUNCES PRICING OF OVERNIGHT MARKETED OFFERING OF UNITS

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Vancouver, BC – August 23, 2022 – Bright Minds Biosciences Inc. (“Bright Minds” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for targeted treatment of neuropsychiatric disorders, epilepsy and pain, is pleased to announce the pricing of its previously announced overnight marketed offering of an aggregate of 2,858,000 units of the Company (the “Units”) at a price of $1.40 per Unit, for aggregate gross proceeds of $4,001,200 (the “Offering”). Each Unit is comprised of one common share in the capital of the Company (a “Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Share at an exercise price of $1.76 for a period of 24 months from the closing date.  Eight Capital is acting as lead agent in connection with the Offering (the “Agent”). H.C. Wainwright & Co. is acting as US Capital Markets advisor to the Company (the “Advisor”). The closing of the Offering will be subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including any required approval of the Canadian Securities Exchange or NASDAQ and entry into an agency agreement between the Agent and the Company.

The Company has granted Eight Capital an option, exercisable in whole or in part, at any time not later than the 30th day following the closing of the Offering, to purchase up to an additional 15% of the Units offered in the proposed Offering for market stabilization purposes and to cover over-allotments, if any.

The net proceeds of the Offering are expected to be used for preclinical development activities, clinical development activities, as well as working capital and general corporate purposes.

It is expected that the Units will be offered in each of the provinces of Canada, other than Quebec, pursuant to Bright Mind’s short form base shelf prospectus dated June 7, 2021 (the “Base Prospectus”) and may also be offered in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) pursuant to available exemptions from the registration requirements of the U.S. Securities Act and in compliance with similar exemptions under applicable state securities laws, as well as in jurisdictions outside of Canada and the United States as are agreed to by the Company and Eight Capital on a private placement or equivalent basis.  The terms of any Offering will be described in a prospectus supplement to be filed with the securities commissions in each of the provinces of Canada, other than Quebec (the “Prospectus Supplement”).

Copies of the Prospectus Supplement, following filing thereof, and accompanying Base Prospectus may be obtained on SEDAR at www.sedar.com and from Eight Capital at ecm@viiicapital.com.  The Base Prospectus contains, and the Prospectus Supplement will contain, important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement and accompanying Base Prospectus and the documents that are incorporated by reference into the Base Prospectus that the Company has filed on SEDAR at www.sedar.com before making an investment decision.

The securities being offered have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any securities offered and sold in the United States shall be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bright Minds:

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647-407-2515

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Neither Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Such factors include, without limitation, the risk of failure to satisfy customary closing conditions of the Offering. Forward-looking statements may include, without limitation, statements relating to the Offering and the use of proceeds therefrom, as well as entry into an agency agreement with the Agent, and receipt of regulatory approvals. All forward-looking statements in this news release are made as of the date of this news release. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in the Company's public securities filings with the Canadian securities commissions, including the Base Shelf Prospectus and the Prospectus Supplement. Although Bright Minds believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Bright Minds expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.